UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	2Q24 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024

CI&T Reports Strong Sequential Revenue Growth in 2Q24 Results

New York - August 16, 2024 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing technology company, today announces its results for the second quarter of 2024 (2Q24) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the second quarter of 2023 (2Q23) and the first quarter of 2024 (1Q24).

Second quarter of 2024 (2Q24) highlights

●	Net Revenue was R$565.7 million compared to R$523.5 million in 1Q24, a sequential growth of 8.1% quarter-over-quarter.
●	Net Profit grew 24.5% to R$48.5 million in 2Q24 from R$39.0 million in 2Q23.
●	Adjusted EBITDA of R$108.7 million and Adjusted EBITDA margin of 19.2%.
●	Adjusted Net Profit was R$65.4 million compared to R$61.8 million in 2Q23, an increase of 5.8%. The Adjusted Net Profit margin was 11.6%.
●	CI&T ended 2Q24 with 6,235 employees, 2.4% higher than 1Q24.

Cesar Gon, founder and CEO of CI&T, commented, "In 2Q24, we achieved an impressive net revenue growth of 8.1% quarter-over-quarter, accompanied by an adjusted EBITDA margin of 19.2%. These results reflect our ability to drive growth while maintaining solid profitability metrics. Looking ahead, our guidance indicates continued growth, bolstered by enduring relationships with our blue-chip clients, highlighting our commitment to delivering consistent value.

A year ago, we proudly launched CI&T Flow, our end-to-end AI-powered platform, initiating a transformative journey for CI&T. With over 100 clients onboarded, we are effectively navigating the hyper-productivity disruption. As we resume our growth trajectory, we are expanding our team to accelerate AI initiatives across the globe."

Comments on the 2Q24 financial performance

Net revenue was R$565.7 million in 2Q24, compared to R$571.8 million in 2Q23, a reduction of 1.1%, or a decline of 4.1% at constant currency. Compared to 1Q24, net revenue grew 8.1%, boosted by the performance of the top 10 clients, which grew 10.2% in the same period. The geographic distribution of net revenue in 2Q24 was 44.4% from North America, 40.0% from Latam, 11.0% from Europe, and 4.6% from Asia Pacific.

The cost of services provided in 2Q24 was R$369.7 million, 1.2% lower than in 2Q23, and the gross profit was R$196.0 million. The adjusted gross profit in 2Q24 was R$209.2 million, with an adjusted gross profit margin of 37.0%, stable year-over-year.

In 2Q24, selling, general and administrative (SG&A) and other operating expenses totaled R$119.0 million, a reduction of 0.9% compared to 2Q23, as a result of lower personnel expenses, partially offset by CI&T’s continued investments in sales and AI initiatives in 2Q24. As a result, Adjusted EBITDA was R$108.7 million, with an adjusted EBITDA margin of 19.2% in 2Q24.

1

In 2Q24, net finance costs were R$11.6 million, 37.2% lower than in 2Q23, mainly driven by lower net debt position and interest rates. Income tax expense was R$16.9 million in 2Q24, 16.3% lower than in 2Q23. The income tax paid (cash effect) was R$3.8 million, equivalent to a cash tax rate of 5.8%.

The net profit was R$48.5 million in 2Q24, 24.5% higher than in 2Q23. Adjusted net profit was R$65.4 million, an increase of 5.8% compared to 2Q23. The adjusted net profit margin increased from 10.8% in 2Q23 to 11.6% in 2Q24, mainly due to lower net finance costs and income tax expenses, as explained above.

In 6M24, cash generated from operating activities was R$131.3 million, 11.6% higher than in 6M23, mainly due to an improvement in working capital.

Business Outlook

We expect our net revenue in the third quarter of 2024 to be at least R$591 million on a reported basis, equivalent to a 11.7% growth year-over-year or a 4.5% increase quarter-over-quarter. This assumes an average FX rate of BRL/USD 5.40 in 3Q24.

For the full year of 2024, we are increasing our guidance. We expect our net revenue growth at constant currency to be in the range of -0.5% to +2.5% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17% to 19%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (CEO), Bruno Guicardi (President for North America and Europe operations), Stanley Rodrigues (CFO), and Eduardo Galvão (Head of Investor Relations), will host a video conference call to discuss the 2Q24 financial and operating results on August 16, at 8:00 a.m. Eastern Time / 09:00 a.m. BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/gwOiwPz4Xu8.

About CI&T

CI&T (NYSE:CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 30-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 6,200 professionals across 10 countries, CI&T is recognized by Forrester as a Leader in Modern Application Development Services.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, which is the presentation currency of its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

2

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value and fair value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses, associated with employees' separation from acquired companies.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, present value and fair value adjustments to accounts payable for business acquired, consulting expenses, and retention packages); (ii) business restructuring expenses, associated with employees' separation from acquired companies; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

3

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
		Restated		Restated
Net revenue	565,652	571,832	1,089,161	1,181,824
Costs of services provided	(369,674)	(374,196)	(725,622)	(782,057)
Gross profit	195,978	197,636	363,539	399,767

Selling expenses	(49,490)	(46,284)	(95,740)	(91,838)
General and administrative expenses	(69,119)	(71,939)	(137,231)	(143,161)
Impairment loss on trade receivables and contract assets	(797)	(132)	(2,584)	(1,737)
Other income (expenses)	434	(1,662)	594	(1,337)
Operating expenses net	(118,972)	(120,017)	(234,961)	(238,073)

Operating profit before net finance costs and income tax expenses	77,006	77,619	128,578	161,694

Finance income	23,542	28,217	34,245	48,881
Finance cost	(35,155)	(46,699)	(58,211)	(87,332)
Net finance costs	(11,613)	(18,482)	(23,966)	(38,451)

Profit before income tax	65,393	59,137	104,612	123,243

Current	(13,030)	(2,509)	(21,467)	(15,910)
Deferred	(3,855)	(17,660)	(12,228)	(24,730)
Total income tax expense	(16,885)	(20,169)	(33,695)	(40,640)

Net profit for the period	48,508	38,968	70,917	82,603

Earnings per share
Earnings per share – basic (in R$)	0.35	0.29	0.52	0.62
Earnings per share – diluted (in R$)	0.34	0.28	0.50	0.60

Weighted average number of basic shares	136,841,476	133,762,515	137,114,610	133,798,605
Weighted average number of diluted shares	140,636,144	138,053,214	140,909,277	138,089,304

5

Unaudited condensed consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	June 30, 2024	December 31, 2023	Liabilities and equity	June 30, 2024	December 31, 2023

Cash and cash equivalents	264,770	211,638	Suppliers and other payables	19,057	21,690
Financial Investments	-	3,164	Loans and borrowings	162,783	112,719
Trade receivables	442,826	471,951	Lease liabilities	19,445	17,862
Contract assets	268,693	147,620	Salaries and welfare charges	206,518	196,396
Recoverable taxes	37,504	23,588	Accounts payable for business acquired	122,645	13,365
Current tax assets	2,718	17,483	Derivatives	8,290	-
Derivatives	6,843	9,620	Current tax liabilities	1,487	2,602
Restricted cash - Escrow account	23,329	-	Other taxes payable	16,522	15,275
Other assets	35,112	27,072	Contract liability	25,459	48,079
Total current assets	1,081,795	912,136	Other liabilities	17,510	27,290
			Total current liabilities	599,716	455,278
Recoverable taxes	711	959
Deferred tax assets	25,620	18,284
Judicial deposits	7,471	7,280	Loans and borrowings	666,168	614,744
Restricted cash - Escrow account and indemnity asset	9,040	29,061	Deferred tax liabilities	85,496	68,465
Other assets	1,087	1,027	Lease liabilities	38,334	27,037
Property, plant and equipment	35,855	38,584	Provisions	9,598	9,620
Intangible assets and goodwill	1,792,657	1,669,865	Accounts payable for business acquired	27,953	122,689
Right-of-use assets	51,911	39,695	Other liabilities	13,830	7,807
Total non-current assets	1,924,352	1,804,755	Total non-current liabilities	841,379	850,362

			Equity
			Share capital	37	37
			Share premium	983,194	980,893
			Treasury share reserve	(30,611)	-
			Capital reserves	183,517	174,153
			Retained earnings reserves	425,157	354,240
			Other comprehensive gain (loss)	3,758	(98,072)
			Total equity	1,565,052	1,411,251

Total assets	3,006,147	2,716,891	Total equity and liabilities	3,006,147	2,716,891

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	June 30, 2024	June 30, 2023
		Restated
Cash flows from operating activities
Net profit for the period	70,917	82,603
Adjustments for:
Depreciation and amortization	45,262	48,109
Loss (income) on sale and write-off of fixed assets	373	195
Interest, monetary variation and exchange rate changes	37,957	44,880
Unrealized gain on financial instruments	5,896	(13,922)
Income tax expenses	33,695	40,640
Impairment losses on trade receivables and contract assets	2,584	1,737
Provision (reversal of) for tax and labor risks	(22)	(268)
Share-based plan	10,451	15,113
Changes in present value of accounts payable for business acquired	2,364	4,509
Others	9	-
Changes in operating assets and liabilities
Trade receivables	71,493	7,337
Contract assets	(105,175)	(8,603)
Recoverable taxes	(12,733)	(18,834)
Suppliers	(2,046)	(13,663)
Salaries and welfare charges	4,246	(59,154)
Contract liabilities	(25,941)	(18,060)
Other receivables and payables, net	(8,080)	5,016
Cash generated from operating activities	131,250	117,635
Income tax paid	(7,103)	(18,713)
Interest paid on loans and borrowings	(26,642)	(37,156)
Interest paid on lease	(1,663)	(2,153)
Income tax refund	362	2,495
Net cash from operating activities	96,204	62,108
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	(24,320)	(8,265)
Redemption of financial investments	3,164	56,996
Net cash used in investment activities	(21,156)	48,731
Cash flows from financing activities
Exercised share-based compensation	1,123	532
Payment of lease liabilities	(11,465)	(12,290)

7

Proceeds from loans and borrowings	49,801	-
Proceeds from settlement of derivatives	5,171	5,983
Payment of loans and borrowings	(34,217)	(76,992)
Payment of installment related to accounts payable of business acquired	(3,758)	(43,184)
Repurchase of treasury shares	(30,611)	(18,476)
Net cash from (used in) financing activities	(23,956)	(144,427)
Net increase in cash and cash equivalents	51,092	(33,588)
Cash and cash equivalents as of January 1st	211,638	185,727
Exchange variation effect on cash and cash equivalents	2,040	(2,907)
Cash and cash equivalents as of June 30th	264,770	149,232

8

Net Revenue Distribution

Net Revenue by industry (in BRL thousand)	2Q24	2Q23	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Financial Services	157,689	159,031	-0.8%	305,409	333,814	-8.5%
Consumer Goods	131,714	121,993	8.0%	241,716	238,149	1.5%
Retail and Industrial Goods	105,374	68,099	54.7%	196,432	143,913	36.5%
Technology and Telecommunications	64,134	104,127	-38.4%	124,762	229,187	-45.6%
Life Sciences	54,410	64,387	-15.5%	108,782	127,668	-14.8%
Others	52,331	54,195	-3.4%	112,060	109,093	2.7%
Total	565,652	571,832	-1.1%	1,089,161	1,181,824	-7.8%

Net Revenue by geography (in BRL thousand)	2Q24	2Q23	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
North America	251,364	256,880	-2.1%	469,309	539,344	-13.0%
Latin America	226,097	228,058	-0.9%	448,779	468,674	-4.2%
Europe	62,376	58,951	5.8%	123,503	113,600	8.7%
Asia Pacific	25,815	27,943	-7.6%	47,570	60,206	-21.0%
Total	565,652	571,832	-1.1%	1,089,161	1,181,824	-7.8%

Top Clients (in BRL thousand)	2Q24	2Q23	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Top Client (1)	35,743	61,736	-42.1%	69,582	129,370	-46.2%
Top 10 Clients	237,074	243,714	-2.7%	450,583	504,416	-10.7%

(1) The top client considered in one period may differ from that disclosed in another period.

9

Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Net Revenue (in BRL thousand)	2Q24	2Q23	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Net Revenue	565,652	571,832	-1.1%	1,089,161	1,181,824	-7.8%
Net Revenue at Constant Currency	548,529	571,832	-4.1%	1,085,392	1,181,824	-8.2%

Adjusted Gross Profit (in BRL thousand)	2Q24	2Q23	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Net Revenue	565,652	571,832	-1.1%	1,089,161	1,181,824	-7.8%
Cost of Services Provided	(369,674)	(374,196)	-1.2%	(725,622)	(782,057)	-7.2%
Gross Profit	195,978	197,636	-0.8%	363,539	399,767	-9.1%
Adjustments
Depreciation and amortization (cost of services provided)	8,578	8,722	-1.7%	16,610	18,132	-8.4%
Share-based compensation	4,618	5,036	-8.3%	7,375	7,412	-0.5%
Adjusted Gross Profit	209,174	211,394	-1.1%	387,524	425,311	-8.9%
Adjusted Gross Profit Margin	37.0%	37.0%	0p.p	35.6%	36.0%	-0.4p.p

Adjusted EBITDA (in BRL thousand)	2Q24	2Q23 (Restated)	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Net profit for the period	48,508	38,968	24.5%	70,917	82,603	-14.1%
Adjustments
Net finance cost	11,613	18,482	-37.2%	23,966	38,451	-37.7%
Income tax expense	16,885	20,169	-16.3%	33,695	40,640	-17.1%
Depreciation and amortization	23,386	23,056	1.4%	45,262	48,109	-5.9%
Share-based compensation	6,679	9,719	-31.3%	10,451	15,112	-30.8%
Government grants	(315)	(137)	129.5%	(386)	(277)	39.5%
Acquisition-related expenses (1)	1,513	3,965	-61.8%	2,863	6,089	-53.0%
Business restructuring (2)	428	-	0.0%	6,187	-	0.0%
Adjusted EBITDA	108,697	114,222	-4.8%	192,954	230,727	-16.4%
Adjusted EBITDA Margin	19.2%	20.0%	-0.8p.p	17.7%	19.5%	-1.8p.p

(1)	Include present value and fair value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.
(2)	Associated with employees' separation from acquired companies.

10

Adjusted Net Profit (in BRL thousand)	2Q24	2Q23 (Restated)	Var. 2Q24 x 2Q23	6M24	6M23	Var. 6M24 x 6M23
Net profit for the period	48,508	38,968	24.5%	70,917	82,603	-14.1%
Adjustments
Acquisition-related expenses (1)	12,587	15,274	-17.6%	24,731	30,110	-17.9%
Business restructuring (2)	428	-	0.0%	6,187	-	0.0%
Share-based compensation (3)	6,679	9,719	-31.3%	10,451	15,112	-30.8%
Tax effects on non-IFRS adjustments (4)	(2,774)	(2,148)	29.2%	(5,109)	(3,593)	42.2%
Adjusted Net Profit	65,428	61,814	5.8%	107,177	124,231	-13.7%
Adjusted Net Profit Margin	11.6%	10.8%	0.8p.p	9.8%	10.5%	-0.7p.p

(1)	Includes amortization of intangible assets from acquired companies totaled (R$11,074) thousand in 2Q24, (R$11,309) thousand in 2Q23, (R$21,868) thousand in 6M24 and (R$24,021) thousand in 6M23, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
(2)	Associated with employees' separation from acquired companies.
(3)	As of 1Q24, we are adding back share-based compensation expenses to the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.
(4)	As of 4Q23, we are contemplating the tax effects on non-IFRS adjustments as part of the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.

11

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

June 30, 2024

12

Content

Unaudited condensed consolidated statement of financial position	14
Unaudited condensed consolidated statement of profit or loss	15
Unaudited condensed consolidated statement of other comprehensive income	16
Unaudited condensed consolidated statement of changes in equity	17
Unaudited condensed consolidated statement of cash flows	18
Notes to the unaudited condensed consolidated interim financial statements	19

13

CI&T Inc. Unaudited condensed consolidated statement of financial position as of June 30, 2024 and December 31, 2023 (In thousands of Brazilian Reais - R$)

Assets	Note	June 30, 2024	December 31, 2023	Liabilities and equity	Note	June 30, 2024	December 31, 2023

Cash and cash equivalents	5	264,770	211,638	Suppliers and other payables		19,057	21,690
Financial investments		-	3,164	Loans and borrowings	10	162,783	112,719
Trade receivables	6.1	442,826	471,951	Lease liabilities	9.b	19,445	17,862
Contract assets	6.2	268,693	147,620	Salaries and welfare charges	11	206,518	196,396
Recoverable taxes		37,504	23,588	Accounts payable for business acquired	12	122,645	13,365
Current tax assets		2,718	17,483	Derivatives	19.4	8,290	-
Derivatives	19.4	6,843	9,620	Current tax liabilities		1,487	2,602
Restricted cash - Escrow account	13.c	23,329	-	Other taxes payable		16,522	15,275
Other assets		35,112	27,072	Contract liability		25,459	48,079
				Other liabilities		17,510	27,290

Total current assets		1,081,795	912,136	Total current liabilities		599,716	455,278

Recoverable taxes		711	959	Loans and borrowings	10	666,168	614,744
Deferred tax assets	18	25,620	18,284	Deferred tax liabilities	18	85,496	68,465
Judicial deposits	13.b	7,471	7,280	Lease liabilities	9.b	38,334	27,037
Restricted cash - Escrow account and indemnity asset	13.c	9,040	29,061	Provisions	13.a	9,598	9,620
Other assets		1,087	1,027	Accounts payable for business acquired	12	27,953	122,689
Property, plant and equipment	7	35,855	38,584	Other liabilities		13,830	7,807
Intangible assets and goodwill	8	1,792,657	1,669,865
Right-of-use assets	9.a	51,911	39,695

Total non-current assets		1,924,352	1,804,755	Total non-current liabilities		841,379	850,362

				Equity	14
				Share capital		37	37
				Share premium		983,194	980,893
				Treasury share reserve		(30,611)	-
				Capital reserves		183,517	174,153
				Retained earnings reserves		425,157	354,240
				Other comprehensive gain (loss)		3,758	(98,072)

				Total equity		1,565,052	1,411,251

Total assets		3,006,147	2,716,891	Total equity and liabilities		3,006,147	2,716,891

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

14

CI&T Inc. Unaudited condensed consolidated statement of profit or loss For the three months and six months ended on June 30, 2024 and 2023 (In thousands of Brazilian Reais – R$)

	Note	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023 restated	Three months ended June 30, 2023 restated

Net revenue	15	1,089,161	565,652	1,181,824	571,832
Costs of services provided	16	(725,622)	(369,674)	(782,057)	(374,196)
Gross profit		363,539	195,978	399,767	197,636

Selling expenses	16	(95,740)	(49,490)	(91,838)	(46,284)
General and administrative expenses	16	(137,231)	(69,119)	(143,161)	(71,939)
Impairment loss on trade receivables and contract assets	16	(2,584)	(797)	(1,737)	(132)
Other income (expenses)	16	594	434	(1,337)	(1,662)
Operating expenses net		(234,961)	(118,972)	(238,073)	(120,017)

Operating profit before net finance costs and income tax expense		128,578	77,006	161,694	77,619

Finance income	17	34,245	23,542	48,881	28,217
Finance cost	17	(58,211)	(35,155)	(87,332)	(46,699)
Net finance costs		(23,966)	(11,613)	(38,451)	(18,482)

Profit before income tax		104,612	65,393	123,243	59,137

Income tax expense
Current	18	(21,467)	(13,030)	(15,910)	(2,509)
Deferred	18	(12,228)	(3,855)	(24,730)	(17,660)
Total income tax expense		(33,695)	(16,885)	(40,640)	(20,169)

Net profit for the period		70,917	48,508	82,603	38,968

Earnings per share
Earnings per share – basic (in R$)		0.52	0.35	0.62	0.29
Earnings per share – diluted (in R$)		0.50	0.34	0.60	0.28

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

15

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months and six months ended on June 30, 2024 and 2023 (In thousands of Brazilian Reais – R$)

	Note	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023 restated	Three months ended June 30, 2023 restated

Net profit for the period		70,917	48,508	82,603	38,968

Other comprehensive income (OCI):

Items that are or may be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations		117,976	96,041	(51,639)	(36,094)
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	(16,146)	(12,661)	13,334	7,156
Total comprehensive income for the period		172,747	131,888	44,298	10,030

Total comprehensive income attributed to
Owners of the Company		172,747	131,888	44,298	10,030
Total comprehensive income for the period		172,747	131,888	44,298	10,030

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

16

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the six months ended on June 30, 2024 and 2023 (In thousands of Brazilian Reais – R$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2023		37	980,893	-	174,153	354,240	-	(98,072)	1,411,251
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	70,917	-	70,917
Exchange variation in foreign investments		-	-	-	-	-	-	117,976	117,976
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	-	-	-	-	-	-	(16,146)	(16,146)
Total comprehensive income for the period		-	-	-	-	-	70,917	101,830	172,747

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	14.c	-	-	(30,611)	-	-	-	-	(30,611)
Equity settled share-based payment		-	-	-	8,241	-	-	-	8,241
Restricted stock units exercised		-	2,301	-	-	-	-	-	2,301
Share options exercised		-	-	-	1,123	-	-	-	1,123
Total contributions and distribution and constitution of reserves		-	2,301	(30,611)	9,364	-	-	-	(18,946)

Balances as of June 30, 2024		37	983,194	(30,611)	183,517	354,240	70,917	3,758	1,565,052

Balances as of January 1, 2023		37	946,173	-	203,218	221,667	-	(63,122)	1,307,973
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	82,603	-	82,603
Exchange variation in foreign investments		-	-	-	-	-	-	(51,639)	(51,639)
Cash flow hedges - effective portion of changes in fair value	19.3.a.1	-	-	-	-	-	-	13,334	13,334
Total comprehensive income for the period (restated)		-	-	-	-	-	82,603	(38,305)	44,298

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves (restated)
Treasury shares acquired		-	-	(18,476)	-	-	-	-	(18,476)
Equity settled share-based payment		-	-	-	14,161	-	-	-	14,161
Restricted stock units exercised		-	-	-	471	-	-	-	471
Share options exercised		-	-	-	532	-	-	-	532
Total contributions and distribution and constitution of reserves		-	-	(18,476)	15,164	-	-	-	(3,312)

Restated balances as of June 30, 2023		37	946,173	(18,476)	218,382	221,667	82,603	(101,427)	1,348,959

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements. The comparative information is restated for correction of errors. See note 22.

17

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the six months ended on June 30, 2024 and 2023 (In thousands of Brazilian Reais – R$)

	Notes	June 30, 2024	June 30, 2023 restated
Cash flows from operating activities
Net profit for the period		70,917	82,603
Adjustments for:
Depreciation and amortization	7, 8, 9	45,262	48,109
Loss on sale and write-off of fixed assets	7, 8, 9, 10	373	195
Interest, monetary variation and exchange rate changes		37,957	44,880
Unrealized loss (gain) on financial instruments	17	5,896	(13,922)
Income tax expenses	18	33,695	40,640
Impairment losses on trade receivables and contract assets	6	2,584	1,737
Reversal of provision for tax and labor risks	13a	(22)	(268)
Share-based plan		10,451	15,113
Changes in present value of accounts payable for business acquired		2,364	4,509
Others		9	-

Changes in operating assets and liabilities
Trade receivables		71,493	7,337
Contract assets		(105,175)	(8,603)
Recoverable taxes		(12,733)	(18,834)
Suppliers		(2,046)	(13,663)
Salaries and welfare charges		4,246	(59,154)
Contract liabilities		(25,941)	(18,060)
Other receivables and payables, net		(8,080)	5,016

Cash generated from operating activities		131,250	117,635

Income tax paid		(7,103)	(18,713)
Interest paid on loans and borrowings	10	(26,642)	(37,156)
Interest paid on lease	10	(1,663)	(2,153)
Income tax refund		362	2,495

Net cash from operating activities		96,204	62,108

Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets		(24,320)	(8,265)
Redemption of financial investments		3,164	56,996

Net cash (used in) from investing activities		(21,156)	48,731

Cash flows from financing activities
Exercised share-based compensation	10	1,123	532
Payment of lease liabilities	10	(11,465)	(12,290)
Proceeds from loans and borrowings	10	49,801	-
Proceeds from settlement of derivatives	10	5,171	5,983
Payment of loans and borrowings	10	(34,217)	(76,992)
Payment of installment related to accounts payable of business acquired	10	(3,758)	(43,184)
Repurchase of treasury shares	10	(30,611)	(18,476)

Net cash used in financing activities		(23,956)	(144,427)

Net increase (decrease) in cash and cash equivalents		51,092	(33,588)

Cash and cash equivalents as of January 1st		211,638	185,727

Exchange variation effect on cash and cash equivalents		2,040	(2,907)

Cash and cash equivalents as of June 30th		264,770	149,232

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

The comparative information is restated for correction of errors. See note 22.

18

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Reporting entity

CI&T Inc. (“CI&T” or “Company”), is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding Company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

2	Basis of accounting

These unaudited condensed consolidated interim financial statements for the three months and six months ended June 30, 2024 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2023. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2023.

The new accounting standards and amendments to accounting standards that became effective after January 1, 2024, have not significantly affected these unaudited condensed consolidated interim financial statements.

As previously publicly available, these financial statements have been restated to reflect the correction of certain errors identified by the Company in its unaudited condensed consolidated interim financial statements for the three months and six months ended June 30, 2023 (see note 22).

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 15, 2024.

(i)	Accounting standards issued but not yet effective

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted any of the forthcoming new or amended accounting standards in preparing these unaudited condensed consolidated interim financial statements.

19

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

3	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The Company’s subsidiaries functional currencies are:

Subsidiaries	Country of origin	Functional currency/ defined as

CI&T Delaware LLC	United States	Brazilian Reais (“R$” or “BRL”)
CI&T Software S.A. (“CI&T Brazil”)	Brazil	Brazilian Reais (“R$” or “BRL”)
CI&T Japan, Inc.	Japan	Yen (“JP¥” or “JPY”)
CI&T China Inc.	China	Yuan (“¥” or “CNY”)
CI&T Portugal Unipessoal Lda.	Portugal	Euro (“€” or “EUR”)
CI&T Australia PTY Ltd.	Australia	Australian dollar (“AU$” or “AUD”)
CINQ Inc.	United States	US dollar (“US$” or “USD”)
CI&T Inc. (“CI&T US”)	United States	US dollar (“US$” or “USD”)
CI&T Software Inc. (“CI&T Canada”)	Canada	Canadian dollar (“C$” or “CAD”)
CI&T UK Limited. (“CI&T UK”)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Colombia	Colombia	Colombian peso (“COP$” or “COP”)
CI&T Argentina S/A	Argentina	Argentinian peso (“ARS$” or “ARS”)
CI&T Financial Services Solutions, LLC	United States	US dollar (“US$” or “USD”)
CI&T FinTech Services, Inc.	United States	US dollar (“US$” or “USD”)
CI&T Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Digital Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Global Inc.	United States	US dollar (“US$” or “USD”)
Somo Global SAS.	Colombia	Colombian peso (“COP$” or “COP”)
Ideonyx Ltd (in liquidation)	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Ltd (dormant)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	Australian dollar (“AU$” or “AUD”)

4	Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates about the future that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

a.	Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established an internal process with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, this information is evaluated to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

20

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities;
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

Further information about the assumptions made in measuring fair values is included in note 19.

5	Cash and cash equivalents

	June 30, 2024	December 31, 2023

Cash and cash equivalents	77,233	63,690
Short-term financial investments	187,537	147,948

Total	264,770	211,638

Short-term financial investments are mainly represented by fixed income securities, with interest rates ranging from 100% to 102% on June 30, 2024 (100% to 101% as of December 31, 2023) of the changes of Interbank Deposit Certificate (CDI) variation which (i) management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

6	Trade receivables and contract assets

6.1	Trade receivables

The balances of trade receivables are presented, as follows:

	June 30, 2024	December 31, 2023

Trade receivables – Dollar denominated – from US customers	220,905	243,680
Trade receivables – Reais denominated – from Brazilian customers	147,975	151,456
Trade receivables – in other foreign currencies	76,447	78,527
(-) Expected credit losses from trade receivables	(2,501)	(1,712)

Trade receivables, net	442,826	471,951

The balances of trade receivables by maturity date are as follows:

21

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	June 30, 2024		December 31, 2023
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses

Not due	384,212	(143)	438,076	(797)
Overdue:
from 1 to 60 days	38,928	(106)	30,182	(9)
61 to 360 days	22,184	(2,249)	5,401	(902)
Over 360 days	3	(3)	4	(4)

Total	445,327	(2,501)	473,663	(1,712)

The movement of impairment loss on trade receivables is as follows:

Balances as of January 1, 2024	(1,712)
Provision	(9,299)
Reversal	8,579
Exchange rate changes	(69)
Balances as of June 30, 2024	(2,501)

Balances as of January 1, 2023	(653)
Provision	(2,520)
Reversal	1,285
Exchange rate changes	6
Balances as of June 30, 2023	(1,882)

Information about the Group’s exposure to credit and market risks for trade receivables is included in note 19.3.a/b.

6.2	Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated as follows:

	June 30, 2024	December 31, 2023

Contract assets – Dollar denominated – from US customers	123,802	38,248
Contract assets – Reais denominated – from Brazilian customers	114,466	77,933
Contract assets – in other foreign currencies	33,576	32,632
(-) Expected credit losses from contract assets	(3,151)	(1,193)

Total	268,693	147,620

The movement of expected credit losses of contract assets, is as follows:

Balances as of January 1, 2024	(1,193)
Provision	(10,427)
Reversal	8,563
Exchange rate changes	(94)
Balances as of June 30, 2024	(3,151)

Balances as of January 1, 2023	(673)
Provision	(2,286)
Reversal	1,784
Exchange rate changes	15
Balances as of June 30, 2023	(1,160)

Information about the Group’s exposure to credit and market risks for contract assets is included in note 19.3.a/b.

22

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

7	Property, plant and equipment

	June 30, 2024	December 31, 2023

IT equipment	24,636	26,288
Leasehold improvements	8,216	9,168
Furniture and fixtures	2,964	3,117
Property, plant and equipment in progress	39	11

Total	35,855	38,584

The changes in the balances are as follows:

	IT equipment	Leasehold Improvements	Furniture and fixtures	In progress	Total

Cost:
Balances as of December 31, 2023	75,650	20,758	7,101	11	103,520

Exchange rate changes	2,017	997	382	-	3,396
Additions	4,954	14	70	93	5,131
Disposals	(1,686)	-	(271)	-	(1,957)
Transfers	-	54	11	(65)	-

Balances as of June 30, 2024	80,935	21,823	7,293	39	110,090

Balances as of January 1, 2023	75,547	21,498	10,308	13	107,366

Exchange rate changes	(789)	(586)	(307)	-	(1,682)
Additions	3,265	-	34	78	3,377
Disposals	(203)	(637)	(1,705)	(1)	(2,546)
Transfers	-	90	-	(90)	-

Balances as of June 30, 2023	77,820	20,365	8,330	-	106,515

Depreciation:
Balances as of December 31, 2023	(49,362)	(11,590)	(3,984)	-	(64,936)

Exchange rate changes	(1,555)	(537)	(206)	-	(2,298)
Additions	(6,866)	(1,480)	(401)	-	(8,747)
Disposals	1,484	-	262	-	1,746

Balances as of June 30, 2024	(56,299)	(13,607)	(4,329)	-	(74,235)

Balances as of January 1, 2023	(37,584)	(9,272)	(5,244)	-	(52,100)

Exchange rate changes	563	244	140	-	947
Additions	(8,763)	(1,676)	(546)	-	(10,985)
Disposals	172	629	1,195	-	1,996

Balances as of June 30, 2023	(45,612)	(10,075)	(4,455)	-	(60,142)

Balance as of:
June 30, 2024	24,636	8,216	2,964	39	35,855
December 31, 2023	26,288	9,168	3,117	11	38,584

The Group does not have property, plant or equipment pledged as collateral.

23

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

8	Intangible assets and goodwill

	June 30, 2024	December 31, 2023

Customer relationship	236,186	239,087
Software in progress	18,591	13,771
Internally developed software	18,320	6,814
Non-compete agreement	6,317	7,833
Brands	4,981	5,134
Software	4,087	4,407
Subtotal	288,482	277,046
Goodwill	1,504,175	1,392,819
Total	1,792,657	1,669,865

The change in the balances of intangible assets as follows:

	Customer relationship	Software in progress	Internally developed software	Non-compete agreement	Brands	Software	Goodwill	Total
Cost:
Balances as of December 31, 2023	302,030	13,771	23,558	13,462	33,797	10,138	1,392,819	1,789,575
Exchange rate changes	21,408	-	-	-	-	528	111,356	133,292
Additions	-	18,984	-	-	-	177	-	19,161
Write-off	-	(102)	-	-	(21)	(60)	-	(183)
Transfers	-	(14,062)	14,100	-	-	(38)	-	-

Balances as of June 30, 2024	323,438	18,591	37,658	13,462	33,776	10,745	1,504,175	1,941,845

Balances as of January 1, 2023	313,259	1,032	18,586	13,462	33,798	15,186	1,437,990	1,833,313
Exchange rate changes	(11,889)	-	1	-	(1)	(317)	(50,011)	(62,217)
Additions	-	4,330	-	-	-	558	-	4,888
Write-off	-	-	(4)	-	-	(1)	-	(5)
Transfers	-	(337)	337	-	-	-	-	-

Balances as of June 30, 2023	301,370	5,025	18,920	13,462	33,797	15,426	1,387,979	1,775,979

Amortization:
Balances as of December 31, 2023	(62,943)	-	(16,744)	(5,629)	(28,663)	(5,731)	-	(119,710)
Exchange rate changes	(4,421)	-	-	-	-	(192)	-	(4,613)
Additions	(19,888)	-	(2,594)	(1,516)	(132)	(756)	-	(24,886)
Write-off	-	-	-	-	-	21	-	21

Balances as of June 30, 2024	(87,252)	-	(19,338)	(7,145)	(28,795)	(6,658)	-	(149,188)

Balances as of January 1, 2023	(24,316)	-	(14,527)	(2,597)	(26,334)	(9,545)	-	(77,319)
Exchange rate changes	795	-	-	-	(1)	72	-	866
Additions	(19,974)	-	(1,009)	(1,516)	(2,197)	(834)	-	(25,530)

Balances as of June 30, 2023	(43,495)	-	(15,536)	(4,113)	(28,532)	(10,307)	-	(101,983)

Balance at:
June 30, 2024	236,186	18,591	18,320	6,317	4,981	4,087	1,504,175	1,792,657
December 31, 2023	239,087	13,771	6,814	7,833	5,134	4,407	1,392,819	1,669,865

Impairment test – Goodwill

For the six months ended June 30, 2024, management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any

24

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024 indicator of impairment of intangible assets and goodwill. The annual impairment test will be performed during the fourth quarter of 2024.

9	Leases

a.	Right-of-use assets

	June 30, 2024	December 31, 2023

Properties	46,828	33,903
Vehicles	5,083	5,792

Total	51,911	39,695

The changes to balances of the right-of-use are:

	Properties	Vehicles	Total
Cost:
Balances as of December 31, 2023	87,720	11,345	99,065

Exchange rate changes	8,483	-	8,483
Additions	18,869	1,798	20,667
Derecognition of right-of-use assets	(8,389)	(1,751)	(10,140)

Balances as of June 30, 2024	106,683	11,392	118,075

Balances as of January 1, 2023	90,587	12,198	102,785

Exchange rate changes	(4,079)	-	(4,079)
Additions	4,695	1,930	6,625
Derecognition of right-of-use assets	(4,643)	(2,548)	(7,191)

Balances as of June 30, 2023	86,560	11,580	98,140

Depreciation:
Balances as of December 31, 2023	(53,817)	(5,553)	(59,370)

Exchange rate changes	(4,558)	-	(4,558)
Depreciation	(9,668)	(1,961)	(11,629)
Derecognition of right-of-use assets	8,188	1,205	9,393

Balances as of June 30, 2024	(59,855)	(6,309)	(66,164)

Balances as of January 1, 2023	(42,172)	(4,426)	(46,598)

Exchange rate changes	2,027	-	2,027
Depreciation	(9,547)	(2,047)	(11,594)
Derecognition of right-of-use assets	3,493	1,348	4,841

Balances as of June 30, 2023	(46,199)	(5,125)	(51,324)

Net balance at:
June 30, 2024	46,828	5,083	51,911
December 31, 2023	33,903	5,792	39,695

25

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

b.	Lease liabilities

	Weighted average discount rate (per year)	June 30, 2024	December 31, 2023

Properties	11.70% (2023: 8.05%)	52,193	38,602
Vehicles	17.56% (2023: 17.09%)	5,586	6,297

Total		57,779	44,899

Current		19,445	17,862
Non-current		38,334	27,037

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 10.

10	Loans and borrowings

The balances of loans and borrowings can be summarized as follows:

	Average interest rate (%)	Year of maturity	June 30, 2024	December 31, 2023
In US$
Export Credit Note (NCE)	SOFR Overnight(a) + 2.33% p.a.	2026	127,022	110,648
Working Capital Loan	5.02% p.a. / SOFR Overnight(a) + 2.79% p.a. to 2.90% p.a.	2026 to 2028	471,540	380,757
Total			598,562	491,405

In R$
Export Credit Note (NCE)	CDI(b) + to 1.75% p.a.	2026 to 2028	230,389	236,058
Total			230,389	236,058

Total loans and borrowings			828,951	727,463

Current
Export Credit Note (NCE)			67,475	52,182
Working Capital Loan			95,308	60,537
Total current			162,783	112,719

Non-current
Export Credit Note (NCE)			289,936	294,524
Working Capital Loan			376,232	320,220
Total non-current			666,168	614,744

a)	SOFR Overnight means Secured Overnight Financing Rate.
b)	CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

26

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

Information about the Group's exposure to interest rate, foreign currency and liquidity risks is included in note 19.3.

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases (note 9.b)	Accounts payable for business acquired (note 12)	Derivative – assets	Derivative – liabilities	Reserves	Total

Balance as of December 31, 2023	727,463	44,899	136,054	(9,620)	-	1,509,323	2,408,119

Changes in cash flow from financing activities
Proceeds from loans and borrowings	49,801	-	-	-	-	-	49,801
Payments related to loans, borrowings, lease liabilities and business acquired	(34,217)	(11,465)	(3,758)	-	-	-	(49,440)
Proceeds from exercise of share options	-	-	-	-	-	1,123	1,123
Repurchase of treasury shares	-	-	-	-	-	(30,611)	(30,611)
Proceeds from settlement of derivatives	-	-	-	5,171	-	-	5,171
Total changes in cash flow from financing activities	15,584	(11,465)	(3,758)	5,171	-	(29,488)	(23,956)

Exchange rate changes	77,976	4,406	14,020	-	-	-	96,402

Other changes - liabilities
New leases (note 9)	-	20,667	-	-	-	-	20,667
Interest expenses	34,570	1,675	-	-	-	-	36,245
Interest paid	(26,642)	(1,663)	-	-	-	-	(28,305)
Present value adjustment	-	-	2,364	-	-	-	2,364
Early lease termination	-	(747)	-	-	-	-	(747)
Unrealized loss (gain) on financial instruments	-	-	-	(2,394)	8,290	-	5,896
Monetary adjustment of accounts payable for business acquired	-	-	1,918	-	-	-	1,918
Other changes	-	7	-	-	-	-	7

Total other changes - liabilities	7,928	19,939	4,282	(2,394)	8,290	-	38,045

Total other changes – equity	-	-	-	-	-	81,459	81,459

Balance as of June 30, 2024	828,951	57,779	150,598	(6,843)	8,290	1,561,294	2,600,069

27

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases (note 9.b)	Accounts payable for business acquired (note 12)	Derivative – assets	Derivative – liabilities	Reserves	Total

Balance as of January 1, 2023	989,763	62,808	210,045	(11,194)	4,109	1,371,095	2,626,626

Changes in cash flow from financing activities
Payments related to loans, borrowings, lease liabilities and business acquired	(76,992)	(12,290)	(43,184)	-	-	-	(132,466)
Proceeds from exercise of share options	-	-	-	-	-	532	532
Repurchase of treasury shares	-	-	-	-	-	(18,476)	(18,476)
Proceeds from settlement of derivatives	-	-	-	2,339	3,644	-	5,983
Total changes in cash flow from financing activities	(76,992)	(12,290)	(43,184)	2,339	3,644	(17,944)	(144,427)

Exchange rate changes	(51,351)	(2,277)	(7,535)	-	-	-	(61,163)

Other changes - liabilities
New leases (note 9)	-	6,625	-	-	-	-	6,625
Interest expenses	41,288	2,259	-	-	-	-	43,547
Interest paid	(37,156)	(2,153)	-	-	-	-	(39,309)
Present value adjustment	-	-	4,509	-	-	-	4,509
Early lease termination	-	(2,710)	-	-	-	-	(2,710)
Unrealized gain on financial instruments	-	-	-	(6,169)	(7,753)	-	(13,922)
Monetary adjustment of accounts payable for business acquired	-	-	2,706	-	-	-	2,706
Other changes	-	-	827	-	-	-	827

Total other changes - liabilities	4,132	4,021	8,042	(6,169)	(7,753)	-	2,273

Total other changes – equity	-	-	-	-	-	97,235	97,235

Balance as of June 30, 2023	865,552	52,262	167,368	(15,024)	-	1,450,386	2,520,544

The loans and borrowings are not secured by property, plant or equipment, or trade receivables.

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

•	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
•	Some of the debt contracts demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

The Group has complied with financial covenants as of June 30, 2024 and December 31, 2023.

28

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

11	Salaries and welfare charges

	June 30, 2024	December 31, 2023

Accrued vacation and charges	121,451	109,025
Salaries	30,637	28,082
Withholding income tax	17,985	27,013
Payroll charges (social contributions)	16,405	16,188
Bonus	12,145	9,571
Others	7,895	6,517

Total	206,518	196,396

12	Accounts payable for business acquired

	Interest rate per year	Maturity	June 30, 2024	December 31, 2023
In R$
Retained amount	CDI (11.74%)	2024 to 2027	38,689	40,529
Other	N/A	2026 to 2027	974	974
Total			39,663	41,503

In US$
Retained amount	T-Bill(a) (5.11%)	2024	87,477	74,499
Total			87,477	74,499

In £
Escrow account	England base rate(b) (5.25%)	2025	21,242	18,150
Other	England base rate(b) (5.25%)	2025	2,216	1,902
Total			23,458	20,052

Total accounts payable for business acquired			150,598	136,054

Current			122,645	13,365
Non-current			27,953	122,689

(a)	T-Bill is the short-term interest rate associated with Treasury Bills issued by the U.S. Department of the Treasury during the period.
(b)	England base rate is the interbank interest rate used in England during the period.

The change in accounts payable for business acquired is disclosed in the reconciliation of change in liabilities to cash flows in note 10.

Information about the Group's exposure to interest rate, foreign currency and liquidity risk is included in note 19.3.

13	Provisions, judicial deposits and restricted cash – escrow account and indemnity asset

a. Provisions

The Group is involved in labor lawsuits that were considered probable losses and R$ 9,598 are provisioned as of June 30, 2024 (R$ 9,620 as of December 31, 2023). The Group is also a party to labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 8,815 as of June 30, 2024 (R$ 8,519 as of December 31, 2023).

29

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

b. Judicial deposits

As of June 30, 2024, the Group’s judicial deposits totaled R$ 7,471 (R$ 7,280 as of December 31, 2023), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 7,199 (R$ 7,008 as of December 31, 2023) refer to tax lawsuits and R$ 272 (R$ 272 as of December 31, 2023) refer to labor lawsuits.

c. Restricted cash – escrow account and indemnity asset

	June 30, 2024	December 31, 2023

Escrow account (i)	23,329	20,021
Indemnity asset (ii)	9,040	9,040
Total	32,369	29,061

Current	23,329	-
Non-current	9,040	29,061

(i)	Refers to guarantee in connection with business combination, in order to satisfy certain claims, if occur.
(ii)	Refers to an indemnification asset in connection with a business combination, where the Group has the right to be indemnified for all losses that may occur related to labor contingent liabilities.

14	Equity

a.	Share capital

	June 30, 2024	December 31, 2023

Number of ordinary nominative shares	134,548,469	134,412,014
Class A	22,029,912	21,365,297
Class B	112,518,557	113,046,717

Par value	R$ 0.00027	R$ 0.00027
Share capital	37	37

The holders of the Class A common shares and Class B common shares have rights that differ in: (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.	Share premium

After the Company completed its initial public offering in November 2021 (note 1), the share premium relates to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666). In connection with the subsidiaries acquired in 2022, the share premium increased by R$ 30,226 from shares issued as part of the payment for some acquisitions.

In 2024, the share premium increased by R$ 2,301 due to the restricted stock units exercised. As of June 30, 2024, the total amount of share premium is R$ 983,194 (R$ 980,893 as of December 31, 2023).

30

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

c.	Treasury share reserve

In November 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024. As of June 30, 2024, the Company had repurchased 1,315,480 of its outstanding class A common shares at a total amount of R$ 30,611.

d.	Capital reserve

Stock-based compensation

As of June 30, 2024, the amount of R$ 132,420 (R$ 123,056 as of December 31, 2023) refers to the Group’s share-based compensation plans.

Share-based payment – vested immediately

As of June 30, 2024, the amount of R$ 117,973 (R$ 117,973 as of December 31, 2023) refers to the purchase price to be paid in common shares in connection with business combination but considered as share-based payment vested immediately at each acquisition date. The amount is being converted into an equivalent number of shares on each anniversary of the closing date.

Share issuance costs

In November 2021, the Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes.

15	Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023

Software development revenue	1,045,067	541,722	1,124,217	543,340
Software maintenance revenue	22,118	11,770	32,815	15,796
Consulting revenue	15,999	8,631	20,736	10,137
Other revenue	5,977	3,529	4,056	2,559

Total net revenue	1,089,161	565,652	1,181,824	571,832

The following table sets forth the net revenue by industry vertical for the periods indicated:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023

By industry vertical
Financial services	305,409	157,689	333,814	159,031
Consumer goods	241,716	131,714	238,149	121,993
Retail and industrial goods	196,432	105,374	143,913	68,099
Technology and telecommunications	124,762	64,134	229,187	104,127
Life sciences	108,782	54,410	127,668	64,387
Others	112,060	52,331	109,093	54,195

Total net revenue	1,089,161	565,652	1,181,824	571,832

31

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

The table below summarizes net revenues by geographic region:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023

North America	469,309	251,364	539,344	256,880
Latin America	448,779	226,097	468,674	228,058
Europe	123,503	62,376	113,600	58,951
Asia Pacific	47,570	25,815	60,206	27,943

Total	1,089,161	565,652	1,181,824	571,832

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 6.4% of the Company’s total net revenues as of June 30, 2024 (10.9% as of June 30, 2023).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023

Top client (i)	69,582	35,743	129,370	61,736
Top 10 clients	450,583	237,074	504,416	243,714

(i)	The top client considered in one period may differ from that disclosed in another period.

32

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

16	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023

Employee expenses	(800,823)	(407,705)	(857,793)	(414,166)
Third-party services and other inputs	(61,303)	(32,463)	(68,390)	(32,106)
Depreciation and amortization	(45,262)	(23,386)	(48,109)	(23,056)
Travel expenses	(10,567)	(5,612)	(6,145)	(3,562)
Share-based compensation	(10,451)	(6,679)	(15,112)	(9,719)
Insurance	(4,112)	(2,107)	(6,516)	(3,146)
Other post-acquisition expenses	(2,657)	(1,419)	(5,421)	(3,636)
Impairment loss on trade receivables and contract assets	(2,584)	(797)	(1,737)	(132)
Short-term leases	(2,419)	(1,198)	(3,393)	(1,630)
Other costs and expenses (a)	(20,405)	(7,280)	(7,514)	(3,060)

Total	(960,583)	(488,646)	(1,020,130)	(494,213)

Disclosed as:
Costs of services provided	(725,622)	(369,674)	(782,057)	(374,196)
General and administrative expenses	(137,231)	(69,119)	(143,161)	(71,939)
Selling expenses	(95,740)	(49,490)	(91,838)	(46,284)
Impairment loss on trade receivables and contract assets	(2,584)	(797)	(1,737)	(132)
Other income (expenses)	594	434	(1,337)	(1,662)

Total	(960,583)	(488,646)	(1,020,130)	(494,213)

(a)	Other costs and expenses include mainly the restructuring expenses occurred during the six months of 2024: R$ 5,677 in subsidiaries located in the United Kingdom, and R$ 509 in subsidiaries located in Canada and Australia.

17	Net finance costs

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2023
Finance income:
Foreign-exchange gain	20,020	16,955	25,428	16,355
Monetary variation	3,906	1,360	384	189
Income from financial investments	3,860	1,883	4,578	1,539
Gains on derivatives	3,849	2,204	18,470	9,868
Other finance income	2,610	1,140	21	266
	34,245	23,542	48,881	28,217

Finance cost:
Interest and charges on loans and leases (note 9)	(36,245)	(18,608)	(43,547)	(21,281)
Loss on derivatives	(9,745)	(8,343)	(4,548)	(489)
Exchange variation loss	(7,997)	(5,554)	(33,846)	(22,544)
Monetary variation	(1,928)	(940)	(2,683)	(1,318)
Other finance costs	(2,296)	(1,710)	(2,708)	(1,067)
	(58,211)	(35,155)	(87,332)	(46,699)

Net finance costs	(23,966)	(11,613)	(38,451)	(18,482)

33

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

18	Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023 restated	Three months ended June 30, 2023 restated

Current income tax	(21,467)	(13,030)	(15,910)	(2,509)
Deferred income tax	(12,228)	(3,855)	(24,730)	(17,660)

Total income tax expenses	(33,695)	(16,885)	(40,640)	(20,169)

The reconciliation of the Company's effective rate computed at the Brazilian federal tax rate of 34%, with the average combined rate, is shown as follows:

	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2023 restated	Three months ended June 30, 2023 restated
Profit before income tax	104,612	65,393	123,243	59,137
Combined income tax rate	34%	34%	34%	34%
Tax using the combined income tax rate	(35,568)	(22,234)	(41,903)	(20,107)
Non-deductible expenses / non-taxable gains	338	(212)	7,415	3,219
Tax benefits (incentive)	3,072	2,834	-	-
Exchange rate changes	95	20	(850)	(484)
Tax effects on income of subsidiaries abroad (taxed at zero rate)	(1,632)	(705)	(3,354)	(1,729)
Current-year losses for which no deferred tax asset is recognized	-	-	(1,948)	(1,068)
Recognition of current-year tax losses	-	3,412	-	-
Income tax expense	(33,695)	(16,885)	(40,640)	(20,169)

Current	(21,467)	(13,030)	(15,910)	(2,509)
Deferred	(12,228)	(3,855)	(24,730)	(17,660)
Effective rate	32%	26%	33%	34%

Movement in deferred tax balances:

	June 30, 2024
	Net balance at January 1st 2024	Recognition in profit or loss	Exchange rate changes	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	(86,896)	(23,419)	(928)	(111,243)	-	(111,243)
Property, plant and equipment	5,166	661	192	6,019	8,020	(2,001)
Derivatives	1,546	2,217	-	3,763	3,763	-
Lease	2,438	(195)	128	2,371	39,695	(37,324)
Partnership’s business interest	3,572	1,658	656	5,886	5,886	-
Provisions	9,148	1,092	379	10,619	10,619	-
Research and development tax credit	3,131	1,117	946	5,194	5,194	-
Share-based compensation	6,263	1,579	425	8,267	8,267	-
Other temporary differences	3,527	(1,011)	599	3,115	3,115	-
Tax loss carryforward	1,924	4,073	136	6,133	6,133	-

Tax assets (liabilities) before set-off	(50,181)	(12,228)	2,533	(59,876)	90,692	(150,568)
Set-off of tax				-	(65,072)	65,072
Net tax assets (liabilities)				(59,876)	25,620	(85,496)

34

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	June 30, 2023 restated
	Net balance on January 1st 2023 restated	Recognition in profit or loss	Other	Exchange rate changes	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	(40,509)	(20,376)	-	-	(60,885)	-	(60,885)
Property, plant and equipment	1,212	528	-	183	1,923	3,915	(1,992)
Derivatives	(2,271)	2,517	-	-	246	246	-
Lease	2,634	-	-	(97)	2,537	2,537	-
Provisions	24,025	(11,384)	-	(495)	12,146	12,146	-
Research and development tax credit	4,794	-	(1,455)	(166)	3,173	3,173	-
Share-based compensation	1,928	3,892	-	(165)	5,655	5,655	-
Other temporary differences	851	8	(56)	(49)	754	754	-
Tax loss carryforward	1,965	85	-	(298)	1,752	1,752	-

Tax assets (liabilities) before set-off	(5,371)	(24,730)	(1,511)	(1,087)	(32,699)	30,178	(62,877)
Set-off of tax					-	(13,294)	13,294
Net tax assets (liabilities)					(32,699)	16,884	(49,583)

19	Financial instruments and risk management

19.1	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including the levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	June 30, 2024
	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL(i)	Total	Level 2
Derivatives	-	6,843	6,843	6,843
Cash and cash equivalents	264,770	-	264,770	-
Trade receivables	442,826	-	442,826	-
Contract assets	268,693	-	268,693	-
Other assets	36,199	-	36,199	-
	1,012,488	6,843	1,019,331	6,843

Financial liabilities
Derivatives	-	(8,290)	(8,290)	(8,290)
Suppliers and other payables	(19,057)	-	(19,057)	-
Loans and borrowings	(828,951)	-	(828,951)	(835,075)
Lease liabilities	(57,779)	-	(57,779)	-
Accounts payable for business acquired	(150,598)	-	(150,598)	-
Contract liabilities	(25,459)	-	(25,459)	-
Other liabilities	(31,340)	-	(31,340)	-
	(1,113,184)	(8,290)	(1,121,474)	(843,365)

35

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	December 31, 2023
	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL(i)	Total	Level 2
Derivatives	-	9,620	9,620	9,620
Cash and cash equivalents	211,638	-	211,638	-
Financial investments	3,164	-	3,164	-
Trade receivables	471,951	-	471,951	-
Contract assets	147,620	-	147,620	-
Other assets	28,099	-	28,099	-
	862,472	9,620	872,092	9,620

Financial liabilities
Suppliers and other payables	(21,690)	-	(21,690)	-
Loans and borrowings	(727,463)	-	(727,463)	-
Lease liabilities	(44,899)	-	(44,899)	-
Accounts payable for business acquired	(136,054)	-	(136,054)	-
Contract liabilities	(48,079)	-	(48,079)	-
Other liabilities	(35,097)	-	(35,097)	-
	(1,013,282)	-	(1,013,282)	-

(i)	FVTPL: Fair value through profit or loss.

19.2	Measurement of fair values

The Group has financial instruments measured at fair value, which are classified as defined in the note 4.a, and all of them are under the Level 2 in the fair value hierarchy.

The estimated fair value of the Group’s financial instruments considered the following methods and assumptions:

•	Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
•	Leases liabilities: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of leases liabilities is adjusted to the future value of the liabilities considering the interest until maturity.
•	Accounts payable for business acquired: the account was initially recognized as fair value through profit or loss and subsequently classified as financial liabilities measured at amortized cost and are recorded at their contractual values. Some contractual flow of this obligation is adjusted to the future value of the liabilities considering the interest until maturity. For some obligations, the contractual flow is adjusted considering the present value of expected payments, discounted using a risk-adjusted discount rate (discounted cash flows).
•	Derivative financial instruments: The financial instruments were valued by calculating the present value using market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and SOFR, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

36

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

19.3	Financial risk management

The Group has exposure to the following risk arising from financial instruments:

-	Market risk;
-	Credit risk; and
-	Liquidity risk.
a.	Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in economic policies especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1	Currency risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. A significant part of the Group’s revenue is denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. See below the Group’s total exposure to foreign currency:

	June 30, 2024			December 31, 2023
	US$	£	Other currencies	US$	£	Other currencies
Financial investments	-	-	-	2,695	469	-
Trade receivables	221,134	66,942	8,296	245,763	65,196	11,100
Restricted cash - escrow account	-	23,329	-	-	20,021	-
Derivatives	(8,290)	-	-	2,728	-	-
Suppliers and other payables	(6,265)	(934)	(1,495)	(3,987)	(793)	(1,700)
Loans and borrowings	(127,022)	-	-	(110,648)	-	-
Lease liabilities	(20,253)	(15,948)	(2,177)	(20,880)	(1,085)	(1,796)
Accounts payable for business acquired	(87,477)	(23,458)	-	(74,499)	(20,051)	-

Net exposure	(28,173)	49,931	4,624	41,172	63,757	7,604

Cash flow hedge for the Group's future Revenues

The Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable future revenues denominated in U.S. dollar, so that gains or losses associated with the hedged transaction (the highly probable future revenues denominated U.S. dollar denominated) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

37

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

The schedule of cash flow hedge involving the Company´s future revenues as of June 30, 2024 is set below:

					Present value of hedging instrument notional value on June 30, 2024
Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate
Export Credit Note (NCE)			2024 to 2026	22,500	125,075

Total amounts designated as of June 30, 2024				22,500	125,075

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in equity, other comprehensive income (“OCI”) and the ineffective component recorded in statement of profit or loss, in finance income (cost). The amounts accumulated in equity are recognized in the statement of profit or loss in the periods in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable revenue” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future revenues in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge accounting effects

The movement of exchange variation accumulated in other comprehensive income as of June 30, 2024, resulting from completed and expected revenues are set out below:

Exchange variation
Balance as of January 1, 2024	(2,329)
Recognized in other comprehensive income – future revenues denominated in U.S. dollar	(16,146)
Balance as of June 30, 2024	(18,475)

Balance as of January 1, 2023	(15,532)
Recognized in other comprehensive income – future revenues denominated in U.S. dollar	13,981
Reclassified to the statements of profit or loss - revenues denominated in U.S. dollar	1,796
Reclassified to the statements of profit or loss - ineffective portion	(2,443)
Balance as of June 30, 2023	(2,198)

As of June 30, 2024, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 4,229.

a.2	Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

38

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	June 30, 2024		December 31, 2023

	CDI	SOFR	CDI	SOFR
Short-term financial investments	187,537	-	147,948	-
Loans and borrowings	(230,389)	(512,025)	(236,058)	(406,786)
Accounts payable for business acquired	(38,689)	-	(40,529)	-
Derivatives (interest rate swap)	-	127,022	-	110,648

Net exposure	(81,541)	(385,003)	(128,639)	(296,138)

a.3	Sensitivity analysis

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the foreign exchange rate variation against the Real on June 30, 2024, will be a depreciation of 5,83% for the US dollar and depreciation of 9.52% for the British pound. The Company conducted a historical analysis of the last ten years of its exposure and impacts on the results due to currency volatility, considering an adverse scenario and a remote scenario compared to the reasonably possible scenario, and realized a variation of approximately 25% and 50%, respectively. The presentation considered these scenarios both in appreciation and depreciation, as the percentages in historical scenarios showed both types of fluctuations.

Sensitivity analysis for exchange rate risk

	Net effect - Profit or loss
	Remote scenario (depreciation)	Adverse scenario (depreciation)	Reasonably possible scenario	Adverse scenario (appreciation)	Remote scenario (appreciation)
	-50%	-25%	US$ -5.83% / £ -9.52%	25%	50%
June 30, 2024
US$	14,086	7,043	1,642	(7,043)	(14,086)
	£(24,966)	(12,483)	(4,752)	12,483	24,966

	Net effect - Profit or loss
	-50%	-25%	US$ 4% / £ 2%	25%	50%
December 31, 2023
US$	(20,586)	(10,293)	823	10,293	20,586
	£(31,879)	(15,940)	2,550	15,940	31,879

Sensitivity analysis for interest rate risk

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the interest rates could decrease by up to 82 basis points for CDI and by up to 50 basis points for SOFR on June 30, 2024. The Company conducted a historical analysis of the last 10 years of its exposure and impacts on the results due to the interest rate changes, considering an adverse scenario compared to the reasonably possible scenario, and estimated a variation by 294 basis points for CDI and by 50 basis points for SOFR (the same basis point of possible scenario). The Company also considered a remote scenario compared to the reasonably possible scenario and estimated a variation by 597 basis points for CDI. The presentation considered these scenarios both in increase and decrease, as the percentages in historical scenarios showed both types of fluctuations. The Company considers it unfeasible to contemplate the remote scenario for SOFR, given the brief adoption in the market (beginning in June 2023).

39

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

	Net effect - Profit or loss
	Remote scenario (decrease)	Adverse scenario (decrease)	Reasonably possible scenario	Adverse scenario (increase)	Remote scenario (increase)
	CDI -597 bp	CDI -294 bp / SOFR -50 bp	CDI -82 bp / SOFR -50 bp	CDI 294 bp / SOFR 50 bp	CDI 597 bp
June 30, 2024
Variable-rate instruments CDI	4,868	2,397	669	(2,397)	(4,868)
Variable-rate instruments SOFR	-	2,560	2,560	(2,560)	-
Interest rate swaps SOFR	-	(635)	(635)	635	-
Cash flow sensitivity (net)	4,868	4,322	2,594	(4,322)	(4,868)

	Net effect - Profit or loss
	CDI -565 bp	CDI -291 bp / SOFR -60 bp	CDI 154 bp / SOFR 60 bp	CDI 291 bp / SOFR 60 bp	CDI 565 bp
December 31, 2023
Variable-rate instruments CDI	7,268	3,743	(1,981)	(3,743)	(7,268)
Variable-rate instruments SOFR	-	2,441	(2,441)	(2,441)	-
Interest rate swaps SOFR	-	(664)	664	664	-
Cash flow sensitivity (net)	7,268	5,520	(3,758)	(5,520)	(7,268)

b.	Credit risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset. For further details about the amounts related to the expected credit losses for trade receivables and contract assets, see note 6.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 264,770 on June 30, 2024 (R$ 211,638 as of December 31, 2023). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated from BB+ to AAA, based on Standard & Poor’s, Moodys and Fitch ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	June 30, 2024	December 31, 2023

Derivatives	6,843	9,620
Cash and cash equivalents	264,770	211,638
Financial investments	-	3,164
Trade receivables	442,826	471,951
Contract assets	268,693	147,620
Other receivables (current and non-current)	36,199	28,099

	1,019,331	872,092

40

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

As of June 30, 2024, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	June 30, 2024	December 31, 2023

Latin America	279,340	249,959
North America	358,609	293,195
Europe	98,718	91,471
Asia Pacific	11,051	13,045

Total	747,718	647,670

c.	Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions to adequate levels of liquidity in the short, medium, and long terms.

The following table shows the contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	June 30, 2024
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	19,057	19,057	19,057	-	-	-
Loans and borrowings	828,951	997,810	128,771	90,895	269,346	508,798
Lease liabilities	57,779	63,902	11,761	11,901	18,135	22,105
Accounts payable for business acquired	150,598	159,804	99,154	27,134	11,519	21,997
Contract liabilities	25,459	25,459	25,459	-	-	-
Other liabilities (current and non-current)	25,507	25,507	6,926	9,184	381	9,016
Derivatives	8,290	8,290	8,290	-	-	-

	1,115,641	1,299,829	299,418	139,114	299,381	561,916

	December 31, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	21,690	21,690	21,690	-	-	-
Loans and borrowings	727,463	911,313	57,697	113,549	453,672	286,395
Lease liabilities	44,899	50,749	13,047	8,907	13,361	15,434
Accounts payable for business acquired	136,054	148,335	3,866	86,013	35,108	23,348
Contract liabilities	48,079	48,079	48,079	-	-	-
Other liabilities (current and non-current)	35,097	35,097	35,097	-	-	-

	1,013,282	1,215,263	179,476	208,469	502,141	325,177

41

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

19.4	Derivative financial instruments

The Group may hold derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s management, is as follows:

	June 30, 2024
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	125,075	SOFR Overnight	3.09%	6,843
07/07/2026	-	70,000	CDI	Foreign Exchange + 4.90%	(8,290)
					(1,447)

	December 31, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.09%	6,892
07/07/2026	-	78,571	CDI	Foreign Exchange + 4.90%	2,728
					9,620

20	Related parties

Transactions with key management personnel

The Group paid R$ 4,615 as of June 30, 2024 (R$ 6,831 as of June 30, 2023) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program. For the period ended on June 30, 2024, the amount of R$ 114 (R$ 82 on June 30, 2023) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior management’s members.

21	Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment.

22	Correction of errors

These unaudited condensed consolidated interim financial statements present the restated comparative information for the three months and six months periods ended June 30, 2023, to correct the following errors:

42

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

(i)	failure to recognize deferred tax liabilities related to the amortization of tax-deductible goodwill; and
(ii)	the amortization of the identifiable intangible assets arising from business combination was erroneously determined to be nondeductible in the income tax calculation.

The errors have been corrected by restating each of the affected financial statements line items for the three months and six months ended June 30, 2023.

The following tables summarize the impacts on the Group’s unaudited condensed consolidated interim financial statements for the three months and six months ended June 30, 2023:

	Six months ended June 30, 2023			Three months ended June 30, 2023
Unaudited condensed consolidated interim statements of profit or loss	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Profit before income tax	123,243	-	123,243	59,137	-	59,137
Current (ii)	(18,668)	2,758	(15,910)	(3,888)	1,379	(2,509)
Deferred (i)	(4,353)	(20,377)	(24,730)	(7,410)	(10,250)	(17,660)
Total income tax expense	(23,021)	(17,619)	(40,640)	(11,298)	(8,871)	(20,169)
Net profit for the period	100,222	(17,619)	82,603	47,839	(8,871)	38,968
Earnings per share – basic (in R$)	0.75	(0.13)	0.62	0.36	(0.07)	0.29
Earnings per share – diluted (in R$)	0.73	(0.13)	0.60	0.35	(0.07)	0.28

	Six months ended June 30, 2023			Three months ended June 30, 2023
Unaudited condensed consolidated interim statements of other comprehensive income	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Total comprehensive income (loss) for the period (i)/(ii)	61,917	(17,619)	44,298	18,901	(8,871)	10,030

	June 30, 2023
Unaudited condensed consolidated interim statements of changes in equity	As previously reported	Adjustments	As restated
Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period (i)/(ii)	100,222	(17,619)	82,603
Balance as of June 30, 2023	1,396,784	(47,825)	1,348,959

	June 30, 2023
Unaudited condensed consolidated interim statements of cash flows	As previously reported	Adjustments	As restated

Net profit for the period	100,222	(17,619)	82,603
Adjustments for:
Income tax (i)/(ii)	23,021	17,619	40,640
Other lines not affected by the error	100,353	-	100,353

Changes in operating assets and liabilities:	(105,961)	-	(105,961)

Cash generated from operating activities	117,635	-	117,635

43

CI&T Inc. Unaudited condensed consolidated interim financial statements June 30, 2024

23	Subsequent events

On July 16, 2024, the Company signed an Advance on Foreign Exchange Contract (“ACC”) with an interest rate of 6.31% per year and a maturity date in July 2025. The agreed debt is R$ 54,390 (US$ 10 million) as of the transaction date.

On July 17, 2024, the Board of Directors approved the formation of the new operating subsidiaries in the Philippines and Singapore with the aim to expand Delivery Centre and CI&T's growth in the region.

44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer